UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

6/F, Tower B, 785 Hutai Road, Jing’An District
Shanghai, China, 200065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

MultiMetaVerse Holdings Limited furnishes under the cover of Form 6-K the following:

Exhibit No.	Description
99.1	Press Release dated December 19, 2023, announcing its unaudited financial results for the six months ended June 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2023

MultiMetaVerse Holdings Limited

	By:	/s/ Yiran Xu
		Name:	Yiran Xu
		Title:	Chief Executive Officer

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